SUTHERLAND ASBILL & BRENNAN LLP www.sutherland.com

April 3, 2014

VIA EDGAR

John Ganley, Esq.

Chad Eskildsen

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Business Development Corporation of America

File Nos. 333-193241 & 814-821

Dear Messrs. Ganley and Eskildsen:

On behalf of Business Development Corporation of America (the “Company”), set forth below are the Company’s responses to the comment letter provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company dated February 7, 2014 with respect to the Company’s Registration Statement on Form N-2 (File No. 333-193241) (the “Registration Statement”), filed with the Commission on January 9, 2014. The Staff’s comments are set forth below and are followed by the Company’s responses.

PROSPECTUS:

Cover Page

1.	We have the following comments on the fourth paragraph:

a.	The first sentence states that shares will be sold at a public offering price of $11.20. The fourth sentence states that “[b]ecause of the likelihood that our public offering price will fluctuate, persons who subscribe for shares in this follow-on offering must submit subscriptions for a fixed dollar amount, rather than for a number of shares.” This indicates that if there is a change in offering price, prospective investors will not be informed of the price prior to purchasing shares. The offering price is a term which is required to be disclosed on the cover of the prospectus. See Item 1.g. of Form N-2. If the Fund will use a prospectus with an offering price which varies from the offering price specified at the time the registration statement is declared effective, a prospectus supplement specifying the revised offering price must be filed prior to the use of the revised prospectus. See Rule 497(e) under the Securities Act of 1933 (“Securities Act”). Please revise the fourth sentence to state that if the offering price is revised, the prospectus will be supplemented to disclose the revised offering price.

Atlanta	Austin	Houston	NEW YORK	SACRAMENTO	Washington DC

John Ganley, Esq.

Chad Eskildsen

April 3, 2014

Response: The Company respectfully submits that it does not believe that the absence of a set offering price when an investor buys securities at a semi-monthly closing is, by its nature, a material omission. In numerous locations throughout the prospectus, the Company describes its pricing policy, which has two components. The first is that, because of requirements under the 1940 Act, the Company cannot sell its shares at a price that is less than its net asset value per share after subtracting selling commissions and dealer manager fees. From a regulatory standpoint, this means that the Company cannot sell shares where the Company’s net asset value is greater than 90% of the public offering price. The second component is that, at each semi-monthly closing, the Company will ensure that its net asset value will not fall below 87.0% or exceed 88.5% of the public offering price per share in effect. This narrow band provides assurance to investors that they will purchase shares at a price that has a correlation to the Company’s net asset value per share at the time of purchase.

In addition, we do not believe that Item 1.g. of Form N-2 requires that a specific price per share be included prior to each sale of securities. In fact, the first sentence to Instruction 1 to Item 1 states, “If it is impracticable to state the price to the public, briefly explain how the price will be determined (e.g., by reference to net asset value).” We believe that the Company’s pricing policy is entirely consistent with this instruction since the Company includes a detailed explanation of how the public offering price per share is calculated. Further, the pricing policy is tied to the Company’s net asset value per share as noted in Instruction 1.

Further, we note that the Division of Corporation Finance has accepted a similar position in the context of daily net asset value real estate investment trusts (“REITs”), whose offering prices are generally published at the close of business after an investor has submitted his or her subscription. As a result, investors are always investing at a time when they do not know the public offering price. In addition, the assets of a REIT are generally properties and when they revalue a property annually, the net asset value is susceptible to an increase or a decrease depending on both market conditions generally and on the specific property. Depending on the size of the portfolio and whether the properties are large institutional quality properties (for example, premier office buildings or shopping malls), a change in the value of a single property could materially affect the net asset value of the REIT.

Since the Company primarily invests in debt securities, a large percentage of which are senior secured positions, the Company’s net asset value and, as a result of its pricing policy, its public offering price per share, does not fluctuate often or materially from one closing to the next. In fact, in the 31 months since the Company commenced operations on August 25, 2011, it has only changed its public offering price 10 times, or approximately once every three months. The changes to the public offering price have also not been significant. Below is a table that shows the historical public offering prices, the dates the new offering price first went into effect and the percentage difference from the prior offering price:

John Ganley, Esq.

Chad Eskildsen

April 3, 2014

Date	Offering Price	Percentage Difference
8/25/2011	$10.00	--
11/14/2011	$10.26	2.6%
5/2/2012	$10.44	1.8%
9/1/2012	$10.50	0.6%
10/15/2012	$10.60	1.0%
11/1/2012	$10.70	0.9%
2/18/2013	$10.80	0.9%
3/1/2013	$10.90	0.9%
4/16/2013	$11.00	0.9%
8/16/2013	$11.10	0.9%
11/1/2013	$11.20	0.9%

As indicated in the Company’s prospectus, the Company has filed and will continue to file a prospectus supplement with the SEC disclosing any changes to its public offering price and will also post the updated information on its website.

As a result of the above, the Company believes that its pricing procedures are appropriate and that its existing disclosure is fully consistent with the requirements of Form N-2.

b.	The second sentence states that the Fund will not sell shares where NAV exceeds 90.0% of the public offering price. The next sentence states that the Fund will ensure that NAV will not exceed 88.5% of the public offering price. Please reconcile these two statements.

Response: The Company has revised its disclosure in response to the Staff’s comment to make clear that the 90% threshold is a regulatory requirement, while the 88.5% threshold represents the Company’s pricing policy.

c.	The third sentence states, in part, that “with each semi-monthly closing, we have elected to review our NAV . . . .” (Emphasis added.) Inasmuch as Section 23(b) of the Investment Company Act of 1940 (“1940 Act”) requires a determination of NAV in connection with a sale of common stock, please revise the sentence to state that the Fund will determine NAV semi-monthly.

John Ganley, Esq.

Chad Eskildsen

April 3, 2014

Response: The Company has revised its disclosure in response to the Staff’s comment.

2. Please set forth in bold face type the bullets which follow the fifth paragraph.

Response: The Company has revised its disclosure in response to the Staff’s comment.

Prospectus Summary — Our Investment Objective and Policies (Page 10)

3. This section states that the Fund will invest largely in first and second lien senior secured loans and mezzanine debt issued by middle market companies. An investor may infer that the Fund is investing directly in such debt. Please describe in this section how the Fund also seeks exposure to such debt through its total return swap with Citibank, N.A.

Response: The investments held pursuant to the TRS are limited to loans that are traded in the “over-the-counter” market, which represents a portion of the Company’s investment strategy. The Company has revised its disclosure in all relevant locations to reference the TRS.

Fees and Expenses (Page 20)

4. The fee table includes a line item for acquired fund fees and expenses. Footnote (9) to the fee table explains that the Fund has invested or intends to invest in other private funds as a means of gaining exposure to desirable investments. Please confirm to us that the Fund will include in this line item, not only the expenses of private funds, but also the expenses of registered investment companies and business development companies in which the Fund invests.

Response: The Company confirms that this line item will include, not only the expenses of private funds, but also the expenses of registered investment companies and business development companies when and if the Company makes such investments consistent with the form requirement.

Questions and Answers about This Offering—Q: Are there any restrictions on the transfer of shares? (Page 29)

John Ganley, Esq.

Chad Eskildsen

April 3, 2014

5. The second sentence states, “We do not intend to list our securities on any securities exchange during the offering period, and we do not expect there to be a public market for our shares in the foreseeable future.” Please set forth this sentence in bold face type.

Response: The Company has revised its disclosure in response to the Staff’s comment.

Risk Factors (Page 32)

6. Page F-9 shows that as of September 30, 2013, the Fund had 37.5% of its total portfolio invested in Banking, Finance, Insurance and Real Estate. Please disclose in the Prospectus Summary the risk of concentration in these industries.

Response: The Company respectfully submits that the 37.5% figure that appeared in the Company’s financial statements made it appear as if the Company’s portfolio was more concentrated in these industries than was the case. Contained in the 37.5% figure were investments in diversified investment funds, which included investments in collateralized securities and investments in private funds. In order to provide greater clarity surrounding what is included in this amount, the Company revised the schedule of investments contained within the Company’s audited financial statements as of and for the years ended December 31, 2013 and 2012 to include more specific industry categories for each investment held at the end of the reporting periods. One of the new industry categories is “Diversified Investment Vehicles,” which, as of December 31, 2013 and 2012, constituted approximately 24.2% and 10.6%, respectively, of the fair value of the Company’s portfolio as of such dates. The Company does not believe that it is exposed to concentration risk as a result of its investments in private funds and collateralized securities since these investments provide exposure to a variety of industries. As a result, the Company does not believe that additional risk factor disclosure relating to concentration risk is appropriate.

Investment Objectives and Policies—Determination of Net Asset Value—Determination In Connection With Offerings (Page 93)

7. This section states that in connection with each semi-monthly closing, the NAV will be reviewed to ensure that NAV does not exceed 90% of the public offering price per share. The third paragraph states, in part, that “this determination does not require that we calculate NAV in connection with each closing.” Please revise this sentence to state affirmatively that the NAV of the common stock will be determined within 48 hours of the offering. See Section 23(b) of the 1940 Act.

Response: The Company has revised its disclosure in response to the Staff’s comment.

Certain Relationships and Related Party Transactions—Reorganization of our Sponsor (Page 117)

John Ganley, Esq.

Chad Eskildsen

April 3, 2014

8. This section states that the parent of the Adviser has been reorganized. Previously, the parent of the Adviser was RCAP Holdings, LLC. Currently, the parent of the Adviser is AR Capital, LLC. Please explain to us whether the reorganization of the parent of the Adviser involved a change of control of the Adviser which resulted in an assignment of the advisory agreement. We may have additional comments after reviewing your response.

Response: As disclosed in the Registration Statement, RCAP Holdings, LLC (formerly known as AR Capital, LLC) recently entered into a series of reorganization transactions in which certain lines of business were reorganized between itself and new AR Capital, LLC. Control of new AR Capital, LLC is identical to that of RCAP Holdings, LLC, and both prior and subsequent to the reorganization transactions, both AR Capital, LLC and RCAP Holdings, LLC were and are controlled directly or indirectly by Nicholas S. Schorsch and William M. Kahane. As a result, there was no change in actual control or management of the Adviser under Rule 2a-6 of the 1940 Act or Rule 202(a)(1)-1 under the Investment Advisers Act of 1940 as a result of the reorganization transactions and, therefore, there was no assignment of the advisory agreement between the Company and the Adviser.

PART C – OTHER INFORMATION

Item 25. Financial statements and exhibits (Page C-1)

9. Exhibit (l) shows that an opinion of counsel is incorporated by reference from the Fund’s prior registration statement. Please ensure that a new opinion of counsel and consent are filed with respect to this offering.

Response: The Company will provide a legality opinion from counsel in a subsequent pre-effective amendment to the Registration Statement.

10. Exhibit (s) shows that a power of attorney is incorporated by reference from the Fund’s prior registration statement. Please provide a power of attorney specific to this registration statement. See Rule 483(b) under the Securities Act.

Response: The Company has included signatures from each of its principal executive officer, principal financial and accounting officer and members of the board of directors in conformity with the requirements of the Securities Act, along with a power-of-attorney that relates to future amendments to the Registration Statement.

John Ganley, Esq.

Chad Eskildsen

April 3, 2014

GENERAL COMMENTS:

11. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response: The Company notes the Staff’s comment.

12. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Company notes the Staff’s comment.

13. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

Response: The Company has included pricing information in the Registration Statement.

14. Please advise us if you have submitted or expect to submit an exemptive application or no- action request in connection with your registration statement.

Response: The Company has not submitted nor does it intend to submit an exemptive application or no-action request in connection with the Registration Statement.

15. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: The Company notes the Staff’s comment.

16. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Company notes the Staff’s comment.

John Ganley, Esq.

Chad Eskildsen

April 3, 2014

*           *           *

In connection with the submission of our responses, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Owen J. Pinkerton at (202) 383-0254.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	James A. Tanaka, Esq.

Owen J. Pinkerton, Esq.